United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 21, 2025		Director of Investor Relations

Notice to Shareholders

VALE

Vale informs on the nomination of candidates for the Fiscal Council by shareholders

Rio de Janeiro, March 21, 2025 – Vale S.A ("Vale" or "Company") informs that it has received nominations from shareholders Tempo Capital Gestão de Recursos Ltda.[1], Alaska Investimentos Ltda.[1] and others[2], of 2 (two) candidates and their respective alternates for the Fiscal Council's composition for the 2025-2026 term:

Nominees for effective members	Nominees for alternate members
Raphael Manhães Martins	Jandaraci Ferreira de Araújo
Adriana de Andrade Solé	Pedro Zannoni

The nominations and the required information are disclosed in the form received by the Company, and are attached to this communication. The Fiscal Council's election will be held at Vale's Annual and Extraordinary General Meetings on April 30, 2025 ("Meetings") and the names of the nominated candidates were included in the respective Distance Voting Ballot.

The Fiscal Council is a permanent body established in Vale's Bylaws and provided for in Brazilian Corporate Law, which independently oversee the actions by Executive Committee and the Board of Directors. It is comprised of 3 to 5 full members and an equal number of alternates, who are nominated by shareholders and submitted to election at the Annual General Meeting each year. The Fiscal Council is responsible, in particular, for verifying compliance with statutory and legal duties, including reviewing the Financial Statements, issuing an opinion on the Management Report and on proposals by the management bodies submitted to the General Meeting regarding changes to the share capital, issuance of debentures or subscription bonuses, investment plans or budgets, among other duties. To learn more about the body, please see the Vale's Bylaws (available here), the Fiscal Council's Internal Regulations (available here), and the Proxy Statement and the Management Proposal for the Meetings (available here).

Marcelo Feriozzi Bacci
Executive Vice President, Finance and Investor Relations

For further information, please contact:
Vale.RI@vale.com
Thiago Lofiego: thiago.lofiego@vale.com
Mariana Rocha: mariana.rocha@vale.com
Luciana Oliveti: luciana.oliveti@vale.com
Pedro Terra: pedro.terra@vale.com
Patricia Tinoco: patricia.tinoco@vale.com

[1] As investment fund managers.
[2] Nominations by: (i) Antonia Cliucy Pires Chaves; Geracao Futuro L.Par Fundo De Investimento em Ações; Rabo de Peixe Transportes, Serviços Marítimos e Empreendimentos Turísticos; Roseane Moraes Coutinho de Oliveira; Tempo Capital Principal FIF de Ações - Resp Ltda; Vic Distribuidora de Títulos e Valores Mobiliários S/A; and Victor Adler; (ii) Alaska 100 Icatu Prev FIFE FIM; Alaska Range Fundo de Investimento Multimercado; Atka Fundo de Investimento de Ações IE; Adak Fundo De Investimento De Ações IE; Alaska Institucional FIA; Alaska Previdência Master FIM; Alaska Black Advisory XP Seguros FIFE Previdência Fim; Alaska Black Master FIA - BDR Nível I; Alaska Range Fundo de Investimento Multimercado; and Barra Fundo de Investimento Financeiro em Ações Responsabilidade Limitada; (iii) Matsukawa Co. Ltd. and (iv) Paolo Rolando Fuchs.

Alves Ferreira & Mesquita Sociedade de Advogados

São Paulo, March 15, 2025.

To VALE S.A

Att. Mr. Marcelo Feriozzi Bacci
Head of Investor Relations

cc Mr. Daniel André Stieler
Chairman of the Board of Directors

Ref.: Request for inclusion of candidate nominations in the Distance Voting Ballot and in the ADR Proxy Card.

Dear Sirs,

The shareholders listed in Annex I, herein represented by their respective managers, who are:

PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA., headquartered in the City and State of São Paulo, at Av. Brigadeiro Faria Lima, No. 3,400, suite 91, Itaim Bibi, CEP 04538-132, registered with the CNPJ/MF under No. 09.630.188/0001-26, represented by its attorney;

RABO DE PEIXE TRANSPORTES, SERVIÇOS MARÍTIMOS E EMPREENDIMENTOS TURÍSTICOS LTDA, with headquarters at Rua da Assembleia, nº 10, Group 2701, Centro, Rio de Janeiro/RJ, CEP: 20011-901, registered with the CNPJ/MF under nº 07.278.425/0001-06, represented by its attorney;

TEMPO CAPITAL GESTÃO DE RECURSOS LTDA, with headquarters at Rua do Carmo, nº 08, rooms 501 and 502, Centro, Rio de Janeiro/RJ, registered with the CNPJ under nº 00.533.944/0001-24, by its attorney;

VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S/A, headquartered at Rua da Assembleia, nº 10, Group 2701, Centro, Rio de Janeiro/RJ, CEP: 20011-901, registered with the CNPJ/MF under nº 14.388.516/0001-60, represented by its attorney;

And, individual shareholders:

VICTOR ADLER, Brazilian, lawyer, divorced, registered with the CPF/MF under no. 203.840.097 00, with office at Rua da Assembleia, 10 - Grupo 2.701, Centro, Rio de Janeiro/ RJ, represented in this act by his attorney;

ANTONIA CLIUCY PIRES CHAVES, Brazilian, registered with the CPF/MF under no. 240.557.782-87, with office at Rua da Assembleia, 10 - Grupo 2.701, Centro, Rio de Janeiro/ RJ, represented in this act by its attorney;

ROSEANE MORAES COUTINHO DE OLIVEIRA, Brazilian, registered with the CPF/MF under no. 358.729.007-59, with office at Rua da Assembleia, 10 - Grupo 2.701, Centro, Rio de Janeiro/ RJ, represented in this act by its attorney;

All of you, in your capacity as shareholders of **VALE S.A.** ("Company"), as evidenced by the attached documents and in accordance with CVM Resolution 81/22, hereby request the inclusion in the Remote Voting Bulletin ("BVD") of the 2025 Annual General Meeting ("AGM") and in the Proxy Card for holders of ADRs – American Deposity Receipts (not subject to the requirements of the percentage of share capital for said inclusion1) of the following indications:

For the Fiscal Council, under the terms of art. 161 of Law No. 6,404/76 ("Corporation Law"), where shareholders holding common shares vote:

(i) **RAPHAEL MANHÃES MARTINS**, Brazilian, lawyer, registered with the CPF/MF under no. 096.952.607-56, with professional address at Rua Araújo Porto Alegre, no. 32, room 1102, Centro, Rio de Janeiro/RJ, to compete for the position of **full fiscal council member** and **JANDARACI FERREIRA DE ARAUJO**, Brazilian, single, administrator, holder of Identity Card R.G. no. 39242458-7, registered with the CPF/MF under no. 730.397.645-00, resident and domiciled at Avenida da Invernada, no. 432, ap 93, Vila Congonhas Neighborhood, São Paulo/SP, CEP 04612-061, to compete for the position of **alternate fiscal council member**.

[1] The SEP/CVM understood in a Consultation formulated to Petrobras that the Company can include the names of minority candidates in the Proxy Card so that holders of ADRs (BDRs) can fully exercise their voting rights.

(ii) **ADRIANA DE ANDRADE SOLÉ,** Brazilian, married, engineer, holder of Identity Card R.G. No. 777,552, registered with the CPF/MF under No. 378,627,316-20, with address at Rua São Domingos do Prata, No. 510, Santo Antônio, Belo Horizonte/MG, Zip Code: 30330-110, to run for the position of **full fiscal council member** and **PEDRO ZANNONI**, Brazilian, married, businessman, holder of Identity Card RNE No. V055323-6 and registered with the CPF/MF under No. 162,570,758-40, with address at Rua Dr. Seráfico de Assis Carvalho, 103, apt. 41 B3, São Paulo/SP, Zip Code: 05614-040, to run for the position of **alternate fiscal council member**.

If the combined shareholders do not have the percentage required to include the candidates' names in the BVD, they are hereby informed that other shareholders may join the nominations over the next few weeks, which will result in the percentage required to include the candidates' names in the BVD by the time of its republication, before the Meeting.

The shareholders also request that this letter be published on the Internet via the empresas.net system on the website of the Securities and Exchange Commission.

It is particularly important to note the importance of communicating such applications to non-resident investors in English and, no less importantly, that the disclosure be made in the exact terms of this letter, with full transparency of the form and procedures by which the candidates are positioning themselves and their respective CVs.

Finally, without prejudice to the disclosure of candidates through the Remote Voting Bulletin, shareholders also request that the American Depositary Receipt – ADR Voting Ballot contain the same information, preventing shareholders, especially non-residents, from encountering different voting situations for the same matters.

In view of the above, the shareholders request that the Company analyze and state its position regarding the documentary regularity of this letter, as well as the inclusion of the names of the candidates indicated in the Distance Voting Ballot – BVD, in accordance with Resolution CVM81/22, as well as Circular/Annual Letter-2025- CVM/SEP and in the Proxy Card of ADR holders, so that the other shareholders of the Company may be aware of these indications, without prejudice to the other publicity required herein.

Finally, all communications related to the subject may be made in writing and delivered via email to the attention of Daniel Alves Ferreira, email: daniel.ferreira@alfm.adv.br.

Yours sincerely,

DANIEL ALVES FERREIRA:20586245804

____

PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA

p.p. DANIEL ALVES FERREIRA

____

RABO DE PEIXE TRANSPORTES, SERVIÇOS MARÍTIMOS E EMPREENDIMENTOS TURÍSTICOS LTDA

VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S/A

TEMPO CAPITAL GESTÃO DE RECURSOS LTDA

VICTOR ADLER

ANTONIA CLIUCY PIRES CHAVES

ROSEANE MORAES COUTINHO DE OLIVEIRA

p.p.RAPHAEL MANHÃS MARTINS

Andermatt, Switzerland, March 14th, 2025.

TO

Vale S.A.

At Praia de Botafogo, 186. Offices 1801 to 2001 – Brasil CEP 22250-145

Rio de Janeiro/RJ – Brazil

C/O Mr. Marcelo Bacci – Executive of Investor Relations

Subject: Support to the nomination of members for the composition of the Fiscal Council

Dear Sirs,

In the position of holder of 400'000 Vale ADR shares, **Paolo Rolando Fuchs,** addressed at Ritomgasse 10, 6490 Andermatt, Switzerland, would like to adhere to the indication of the fiscal council members indicated by Plural Investimentos Gestão de Recursos Ltda. and others, to be voted on the 2025 Annual General Meeting, as follow: (i) Mr. RAPHAEL MANHÃES MARTINS, Brazilian, lawyer, taxpayer number (CPF/MF) 096.952.607-56, with address at Rua Araújo Porto Alegre, n. 32, office 1102, Centro, Rio de Janeiro/RJ, indicated for the position of Fiscal Council Effective member and JANDARACI FERREIRA DE ARAÚJO, Brazilian, single, business manager, taxpayer number (CPF/MF) 730.397.645-00, with address at Avenida da Invernada, n. 432, ap. 93, Vila Congonhas, São Paulo/SP, Brazil, CEP 04612-061, for the position of Fiscal Council Alternate member; (ii) Mrs. ADRIANA DE ANDRADE SOLÉ, Brazilian, widow, engineer, identity register n. 777.552, taxpayer number (CPF/MF) 378.627.316-20, with address at Rua São Domingos do Prata, n. 510, Santo Antônio, Belo Horizonte/MG, Brazil, CEP: 30330-110, for the position of Fiscal Council Effective member and Mr. PEDRO ZANNONI, Brazilian, married, businessman, taxpayer number (CPF/MF) 162.570.758-40, with address at Rua Dr. Seráfico de Assis Carvalho, 103, apto. 41 B3, São Paulo/SP, CEP: 05614-040, for the position of Fiscal Council Alternate member. Therefore, we would like to request the inclusion of these names on the Distance Voting Ballot and Proxy Card.

Please let us know if any other information is needed.

Best regards,

____

Paolo Rolando Fuchs

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company.

São Paulo, March 17, 2025.

To Vale S.A.

Praia de Botafogo, 186. Rooms 1801 to 2001 - Rio de Janeiro/RJ – Brazil CEP 22250-145

Rio de Janeiro/RJ – Brazil

Attn.: Mr. Marcelo Bacci – Executive Vice President of Finance and Investor Relations

Ref.: Adhesion to the nomination of members for the composition of the Fiscal Council

Dear Sirs,

In view of the nomination of RAPHAEL MANHÃES MARTINS, Brazilian, lawyer, registered with the CPF/MF under No. 096.952.607-56, with professional address at Rua Araújo Porto Alegre, nº32, sala 1102, Centro, Rio de Janeiro/RJ, to compete for the vacancy of Fiscal Council effective member and JANDARACI FERREIRA DE ARAUJO, Brazilian, single, administrator, bearer of Identity Card R.G. No. 39242458-7, registered with the CPF/MF under No. 730.397.645-00, resident and domiciled at Avenida da Invernada, n. 432, ap 93, Bairro Vila Congonhas, São Paulo/SP, CEP 04612-061, to compete for the vacancy of Fiscal Council alternate member, as well as ADRIANA DE ANDRADE SOLÉ, Brazilian, married, engineer, bearer of Identity Card R.G. No. 777.552, registered with the CPF/MF under No. 378.627.316-20, with address at Rua São Domingos do Prata, nº 510, Santo Antônio, Belo Horizonte/MG, CEP: 30330-110, to compete for the vacancy of Fiscal Council effective member and PEDRO ZANNONI, Brazilian, married, businessman, bearer of Identity Card No. RNE V055323-6 and registered with the CPF/MF under No. 162.570.758-40, with address at Rua Dr. Seráfico de Assis Carvalho, 103, apt. 41 B3, São Paulo/SP, CEP: 05614-040, to compete for the vacancy of Fiscal Council alternate member, the **FUNDS LISTED IN APPENDIX I**, represented by its manager, **ALASKA INVESTIMENTOS LTDA**, registered with the CNPJ under No. 11.752.203/0001-50, headquartered at Rua Joaquim Floriano, 413 – 18th floor, São Paulo/SP; hereby, **as shareholders holding shares of the Company**, express their adherence to the nomination and request for inclusion of such candidates on the remote voting ballot and on the Proxy Card of the ADR holders of the next Company's Annual General Meeting.

With no more to dispose of, we make ourselves available to you. for any clarifications that may be necessary.

ALASKA INVESTIMENTOS LTDA

- representative manager of the funds listed in ANNEX I –

APPENDIX I

CNPJ	NAME
24.196.087/0001-82	ADAK STOCK INVESTMENT FUND
28.558.042/0001-61	ALASKA 100 ICATU PREV FIFE MULTIMARKET INVESTMENT FUND
38.120.857/0001-18	ALASKA PREVIDÊNCIA MASTER MULTIMARKET INVESTMENT FUND
32.760.103/0001-46	ALASKA BLACK ADVISORY XP SEGUROS FIFE PENSION FUND MULTIMARKET INVESTMENT FUND
15.154.385/0001-19	BARRA FINANCIAL INVESTMENT FUND IN SHARES LIMITED LIABILITY
17.420.088/0001-01	ATKA STOCK INVESTMENT FUND
12.055.107/0001-16	ALASKA BLACK MASTER EQUITY INVESTMENT FUND - BDR LEVEL I
26.673.556/0001-32	ALASKA INSTITUTIONAL EQUITY INVESTMENT FUND
13.001.211/0001-90	ALASKA RANGE MULTIMARKET INVESTMENT FUND

Information on the candidates according to items 7.3 to 7.6 of the Reference Form.

7.3 Composition and professional experience of the board of directors and the supervisory board.
7.5 Information on the existence of a marital relationship, stable partnership or affinity up to the second degree with directors of the issuer, its subsidiaries and controlling shareholders.
7.6 Relationships of subordination, provision of services or control between directors and subsidiaries, controlling shareholders and others during the last three financial years.

Name: : Raphael Manhães Martins	**CPF:** 096.952.607-56	**Profession:** Lawyer	**Date of birth:** 02/08/1983

Position(s): candidate for the position of Fiscal Council's effective member.
Professional experience: Effective Member of Vale's Fiscal Council (since April 2015). Main experiences in the last 5 years: (i) Partner/Lawyer at Faoro Advogados, law firm (April 2010 to November 2023); (ii) Member of the Board of Directors of Oi S.A. - in judicial reorganization, a telecommunications company (since April 2021); (iii) Effective Member of the Fiscal Council of Companhia Paranaense de Energia – COPEL, an energy company (April 2021 to April 2023); (iv) Member of the Board of Directors of Eternit S.A., a publicly-held company in the construction materials sector (April 2015 to April 2020); (v) Member of the Board of Directors (2019 to 2020 and since April 2021) and Effective Member of the Fiscal Council (2014 to 2019) of Light S.A., a publicly-held company in the electricity sector; (vi) President of the Fiscal Council (August 2019 to April 2020) of companies controlled by JHSF Participações S.A., a Brazilian company that operates in the shopping center, real estate development, hotel and gastronomy sectors; (vii) Partner/Lawyer at Manhães Martins Law Firm (since December 2023); (viii) Effective Member of the Fiscal Council of Americanas S.A. - in judicial reorganization, a retail company (since April 2023); (ix) Effective member of the Fiscal Council of Embraer S/A, an aircraft manufacturing company (since 2024); and (x) Effective Member of the Fiscal Council of Bradespar S.A., holding company (2022 to 2023).
Education: He graduated in Law from the University of the State of Rio de Janeiro - UERJ in December 2006; Certified by IBGC, in the CCF IBGC category.

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of another position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's member	N/A	Until 05/30/2025	No	04/30/2025

Convictions	
Conviction type: N/A	Description of conviction: N/A
Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	N/A
Politically Exposed Person	N/A
Independence criteria	Independent member

Name: : Jandaraci Ferreira de Araujo	**CPF:** 730.397.645-00	**Profession:** Administrator	**Date of birth:** 01/05/1973

Position(s): candidate for the position of Fiscal Council's alternate member.
Professional experience: Alternate Member of Vale's Fiscal Council (since April/2022). Main experiences in the last 5 years: (i) Financial Director of 99 Jobs.com, a startup that provides a work relationship platform (January 2022 to January 2023); (ii) Head of Sustainable Development & Social Programs (between November 2020 and December 2021) at Santander Brasil, a publicly-held company with authorized capital in the banking sector; (iii) Undersecretary of Entrepreneurship, Micro, Small and Medium-sized Companies (between February 2019 and October 2020) of the Government of São Paulo; (iv) Executive Officer (between February 2019 and October 2020) of Banco Do Povo Paulista; (v) Founding Partner and Financial Administrative Director (between July 2015 and January 2019) of BP9 Comércio e Representações Ltda, a B2B digital retail company; (vi) member of the Board of the Commerce Registry of São Paulo (vii) Member of the advisory board of CIEE-SP (Center for Business-School Integration), a non-profit civil association governed by private law (between January 2021 and February 2022); (viii) Member of the Board of Directors (since April 2021) of Kunumi S.A., a software company; and (ix) Founding Partner and Administrative Director of Mefah Negócios Ltda. (since January 2023).
Education: She has been a Metallurgy Technician at CEFET – BA since 1994. She graduated in Marketing from Centro Universitário da Cidade in 2003; completed an Executive MBA in Administration from the Business School of São Paulo in 2006 and from Fundação Dom Cabral in 2019, and completed an MBA in Finance, Controlling and Auditing from Fundação Getúlio Vargas in 2013.

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of another position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's member	N/A	Until 05/30/2025	No	04/30/2025

Convictions	
Conviction type: N/A	Description of conviction: N/A
Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	N/A
Politically Exposed Person	N/A
Independence criteria	Independent member

Name: : Adriana de Andrade Solé	**CPF: :** 378.627.316-20	**Profession:** Electrical Engineer	**Date of birth:** 07/27/1960

Position(s): candidate for the position of Fiscal Council's effective member.
Professional experience: Alternate Member of Vale's Fiscal Council (since May 2021). Main experiences in the last 5 years: (i) Member of the Board of Directors (July 2020 to march 2022) of SCGAS - Companhia de Gás de Santa Catarina, a publicly-held company in the Piped Gas Distribution sector; (ii) Member of the Advisory Board (since January 2019) of Editora Fórum, Legal Editor for Law and related areas; (iii) Founding Partner of Tradecon Ltda (since 1999), a corporate governance consultancy company for small and medium-sized companies; (iv) Researcher and professor at Fundação Gorceix de Ouro Preto on Corporate Governance and Asset Management in the mining and steel sector; and (v) Professor of postgraduate courses at Fundação Dom Cabral, IBMEC -MG, PUC MG, HSM, KPMG, IEL/FIEMG, Instituto Minere and Academia da Mineração.
Education: She graduated in Electrical Engineering from the Pontifical Catholic University of Minas Gerais in July 1986; has a specialization in Economic Engineering, from Fundação Dom Cabral – FDC, completed in December 1996; Executive MBA in Business Management, from Fundação Getúlio Vargas – FGV, completed in December 2001; and a higher degree in Spanish from the University of Salamanca, obtained in July 2003; She has been a management counselor certified by IBGC since 2010.

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of another position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's member	N/A	Until 05/30/2025	No	04/30/2025

Convictions	
Conviction type: N/A	Description of conviction: N/A
Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	N/A
Politically Exposed Person	N/A
Independence criteria	Independent member

Name: : Pedro Zannoni	**CPF:** 162.570.758-40	**Profession:** Businessman	**Date of birth:** 12/23/1975

Position(s): candidate for the position of Fiscal Council's alternate member.
Professional experience: Professional experience in the last 5 years: (i) CEO/President of Lacoste Latam since May 2020, (ii) CEO/President of Asics Latam from April 2018 to April 2020; (iii) VP Reebok LAM at Adidas Group LAM from April 2016 to April 2018.
Education: Graduated in Law from Universidade Paulista in 2001, Masters in Business Administration from FAAP (Fundação Armando Alves Penteado) and Executive Development Program from Wharton Business School.

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of another position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's member	N/A	Until 05/30/2025	No	04/30/2025

Convictions	
Conviction type: N/A	Description of conviction: N/A
Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	N/A
Politically Exposed Person	N/A
Independence criteria	Independent member